UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

AGRITECH WORLDWIDE, INC.
 (Name of Issuer)

Common Stock, $0.00005 par value
 (Title of Class of Securities)

988924205
 (CUSIP Number)

Morris Garfinkle
Chairman of the Board of Directors
c/o Agritech Worldwide, Inc.
1011 Campus Drive
Mundelein, Illinois 60060
(847) 549-6028
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Morris Garfinkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,825,538

	8	SHARED VOTING POWER
400,000

	9	SOLE DISPOSITIVE POWER
8,825,538

	10	SHARED DISPOSITIVE POWER
400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,225,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 988924205	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

The name of the issuer is Agritech Worldwide, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Company’s common stock, par value $0.00005 per share (the “Common Stock”).

Item 2.	Identity and Background.

(a)	Morris Garfinkle (Mr. Garfinkle or the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Agritech Worldwide, Inc., 1011 Campus Drive, Mundelein, Illinois 60060.

(c)	The principal occupation of the Reporting Person is serving as the Founder, Chairman and CEO of Tailwind Consultants, LLC.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Notes and Warrants

On April 30, 2014, the Company issued a 14% convertible subordinated secured note to each member of the Board of Directors, including Mr. Garfinkle, in the principal amount of $19,000, for director fees due and payable to them (the “Director Notes”). The Director Notes each had a maturity date of April 30, 2016 and an interest rate of 14% computed on a 365-day year. Accrued interest is payable at maturity in shares of Common Stock. The Director Notes provided that at any time on or after the date that is 90 days after the date of issuance of the Director Notes, the director had the right to convert the aggregate principal balance and accrued interest into shares of Common Stock. The conversion price under each Director Note was $1.00.  The Director Notes are secured by the assets of the Company, which security interest was subordinate to a security interest granted to another secured lender of the Company.

On May 12, 2014, the Company issued a 14% convertible subordinated secured note to Mr. Garfinkle in the principal amount of $75,000 (the “$75,000 Note”).  The $75,000 Note initially matured on May 12, 2016, which was later amended to July 1, 2016, and had an interest rate of 14% computed on a 365-day year. Accrued interest is payable at maturity in shares of Common Stock. At any time on or after the date that is 90 days after the date of issuance of the note, Mr. Garfinkle may elect to convert the aggregate principal balance and accrued interest into shares of Common Stock. The conversion price under the $75,000 Note is $1.00. The $75,000 Note is secured by the assets of the Company, which security interest was subordinate to a security interest granted to another secured lender of the Company.  Mr. Garfinkle acquired the $75,000 Note using personal funds.

CUSIP No. 988924205	13D	Page 4 of 8 Pages

Exchange of Notes for Series B Preferred Stock and Warrants

On January 8, 2015, Mr. Garfinkle received an aggregate of 10,084 Units consisting of (i) 10,084 shares of Series B Preferred Stock that are initially convertible into 115,243 shares of Common Stock; (ii) warrants initially exercisable for 86,317 shares of Common Stock (the “Initial Warrants”); and (iii) additional warrants initially exercisable for 36,705 shares of Common Stock (“Additional Warrants”) in exchange for two convertible notes issued by the Company and described above: (a) the Director Note in the aggregate principal amount of $19,000, all of which was exchanged; and (b) the $75,000 Note, of which $17,842 (plus interest) was exchanged) (together, the “Notes”) in the aggregate amount (principal and interest) of $40,335.  This exchange represented one (1) Unit received for every $4.00of Notes exchanged. After the consummation of the exchange of the Notes, Mr. Garfinkle held a note that is convertible into a total of 53,665 shares of Common Stock.

The Company submitted for filing a Statement of Resolution Establishing the Series B Preferred Stock with the Secretary of State of the State of Illinois setting forth the rights and preferences of the Series B Preferred Stock. However, the Company entered into a reincorporation merger whereby the Company reincorporated from the State of Illinois to the State of Nevada.  The following is a summary of material provisions of the Series B Preferred Stock as set forth in the Company’s Nevada Articles of Incorporation.

Dividends. The Series B Preferred Shares accrue dividends at the rate per annum equal to 12.5% of the sum of (i) the Stated Value (which initially is $4.00) and (ii) the amount of accrued and unpaid dividends payable.  Accrued dividends are payable on the Maturity Date (as defined below) in cash or shares of Common Stock at the option of the holder.

Conversion.  Subject to adjustment, each shares of Series B Preferred Stock is currently convertible at the option of the holder into 11.4 shares of Common Stock.  Each share of Series B Preferred Stock (together with any accrued but unpaid dividends thereon) is convertible into shares of Common Stock at the option of the holder at any time at a conversion price per share equal to the sum of the Stated Value and any accrued but unpaid dividends thereon through the date of redemption divided by the conversion price, subject to adjustment as described below. The initial conversion price shall be equal to $0.35.  At any time the closing bid price of the Common Stock exceeds $1.75 (subject to adjustment) for five (5) consecutive trading days, the Company may cause the conversion of the Preferred Shares, plus accrued but unpaid dividends  into shares of Common Stock (the “Call Provision”). If the Call Provision is exercised, holders will be entitled to all of the dividends they would have received as if they had converted on the date of redemption (discussed below). In addition, if a holder elects to convert their Series B Preferred Shares, the holder will receive upon conversion a number of shares of Common Stock equal to the number of shares of Common Stock the holder would have received had they also received all of the dividends (without duplication) payable to them through the Redemption Date.

Redemption.  Unless the shares of Series B Preferred Stock are earlier converted, the Company has the right to redeem the Series B Preferred Shares for a cash payment equal to the Stated Value plus accrued and unpaid dividends on the Maturity Date which is the earlier of (i) the date that is three (3) years from the last closing of the Series B Preferred Shares, or (ii) the date of the Company’s consummation of a merger, combination or sale of substantially all of the Company’s assets or purchase by one or a group of related person of more than 50% of the outstanding voting stock of the Company.

Liquidation.  In the event of a liquidation, dissolution or winding up of the Company and other liquidation events, holders of Series B Preferred Shares are entitled to receive from proceeds remaining after distribution to the Company’s creditors and prior to the distribution to holders of Common Stock or any other class of preferred stock the (i) Stated Value (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) held by such holder and (ii) all accrued but unpaid dividends on such shares.

Anti-Dilution.  The Series B Preferred Shares are entitled to full ratchet anti-dilution protection under certain circumstances specified in the Articles of Incorporation.

CUSIP No. 988924205	13D	Page 5 of 8 Pages

Voting.  Except as otherwise required by law and except as set forth below, holders of the Series B Preferred Shares will not have the right to vote.

Protective Provisions.  So long as at least fifty percent (50%) of the Series B Preferred Shares that are issued in the Offering (as defined in the Articles of Incorporation) are outstanding, the Company will need the approval of a majority of the outstanding Series B Preferred Shares to take certain actions including: (i) repayment, repurchase of acquisition of any equity other than the exercise of the Call Provision and payment of dividends on the Series B Preferred Shares; (ii) amend its Articles of Incorporation or bylaws so as to adversely affect the rights of the Series Preferred Shares (with certain exceptions, such as to reincorporate in a different state, increase the number of authorized but unissued shares of common or preferred stock and effectuate a stock split); (iii) engage in certain  transactions with any officer, director, employee of affiliate of the Company; (iv) consummate a Change of Control (as defined in the Articles of Incorporation); (v) create and issue a new series of preferred stock senior to the Series B Preferred Shares in terms of voting or liquidation preference; or (vi) enter into any agreement with respect to any of the foregoing.

Registration Rights. Pursuant to the terms of the stock purchase agreements entered into by the holders of the Series B Preferred Shares, which will remain effective after the reincorporation, the holders of the Series B Preferred Shares and certain warrants issued with the Series B Preferred Shares are entitled to up to one (1) demand registration right at the request of the holders of no less than fifty percent (50%) of the Series B Preferred Shares and piggyback registration rights for a period of six (6) months from the closing.

The foregoing summary descriptions of  the Series B Preferred Stock, the Initial Warrants and the Additional Warrants do not purport to be complete and are subject to, and qualified in their entirety by reference to such documents, copies of which are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Common Stock and Options Issued For Service as a Director

Mr. Garfinkle was granted the following shares of Common Stock for his service as a member of the Company’s Board of Directors: (i) 2,013,423 shares (June 21, 2016) for his service as Chairman of the Board; (ii) 192,308 shares (February 24, 2015); (iii) 71,429 shares (January 14, 2014); (iv) 28,736 shares (January 22, 2013); (v) 59,700 shares (February 10, 2012); (vi) 35,000 shares (January 6, 2011); (vii) 30,000 shares (January 4, 2010); and (viii) 30,000 shares (March 24, 2009).  In addition, on May 17, 2016, Mr. Garfinkle and the other non-executive members of the Board of Directors were granted options to purchase 1,006,711 shares of Common Stock at an exercise price of $ 0.0298 per share pursuant to the Company’s Amended and Restated Incentive Compensation Plan (the “Plan”) for service as a member of the Company’s Board of Directors. These stock options vest in full on May 17, 2017 (the first anniversary of the date of the grant) and expire ten years after the date of the grant. Because these options vest more than 60 days from the date of this Schedule 13D they are not yet deemed to be beneficially owned by Mr. Garfinkle.

Purchase of Shares

On March 17, 2016, the Company issued a 14% senior unsecured note to an entity controlled by Mr. Garfinkle in the principal amount of $100,000. The note matures on March 17, 2017 and bears interest at 14% compounded based on a 365-day year. Accrued interest is payable at maturity in cash. In addition, the Company issued a warrant to acquire 400,000 shares of Common Stock at an exercise price of $0.64 per share to the entity controlled by Mr. Garfinkle. The Warrants expire on the fifth anniversary of their issuance, may be exercised on a cashless basis, are subject to full ratchet price anti- dilution protection and entitled to registration rights.

CUSIP No. 988924205	13D	Page 6 of 8 Pages

Appointment as Chairman of the Board of Directors; Issuance of Warrants

Effective as of January 8, 2015, Mr. Garfinkle was appointed as the Company’s Chairman of the Board of Directors.  In connection with such appointment, Mr. Garfinkle was issued warrants on February 9, 2015 to acquire 5,500,000 shares of Common Stock.  These warrants have an exercise price of $0.45 per share, are immediately exercisable, expire on the fifth anniversary of their issuance, may be exercised on a cashless basis, are subject to full ratchet price anti-dilution protection and entitled to registration rights. The foregoing summary description of  the these warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to such form of warrant, a copy of which ins included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 101,878,858 shares of Common Stock issued and outstanding as of June 21, 2016.

Mr. Garfinkle is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of, an aggregate of 8,825,538 shares of Common Stock consisting of: (i) 3,024,608 shares of Common Stock owned directly by Mr. Garfinkle; (ii) 53,665 shares of Common Stock issuable upon conversion of convertible notes owned directly by Mr. Garfinkle; (iii) 115,243 shares of common stock issuable upon conversion of Series B Preferred Stock owned directly by Mr. Garfinkle; and (iv) 5,632,022 shares of Common Stock issuable upon exercise of warrants owned directly by Mr. Garfinkle.  Does not include options exercisable for 1,006,711 shares of Common Stock granted under the Plan on May 17, 2016, which options vest in full on the first anniversary of the grant date.

Mr. Garfinkle is deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of, 400,000 shares of Common Stock issuable upon exercise of warrants owned by an entity controlled by Mr. Garfinkle.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Garfinkle (on the basis of 101,878,858 shares of Common Stock outstanding as of June 21, 2016) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	9,225,538	8.5%

(b)	Number of shares of Common Stock as to which the Reporting Person has:

	(i) Sole power to vote or to direct the vote:	8,825,538

	(ii) Shared power to vote or to direct the vote:	400,000

	(iii) Sole power to dispose or to direct the disposition of:	8,825,538

	(iv) Shared power to dispose or to direct the disposition of:	400,000

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

CUSIP No. 988924205	13D	Page 7 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1
Articles of Incorporation of Agritech Worldwide, Inc., a Nevada corporation (incorporated by reference to Exhibit C to the definitive proxy statement on Schedule 14C, filed by Z Trim Holdings, Inc. on November 30, 2015)(description of Series B Preferred Stock)

Exhibit 2	Form of Initial Warrant (incorporated by reference from Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 14, 2015)

Exhibit 3	Form of Additional Warrant (incorporated by reference from Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on January 14, 2015)

Exhibit 4	Form of Warrant issued to Morris Garfinkle (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on February 9, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 988924205	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2016

/s/ Morris Garfinkle
Morris Garfinkle

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
6/21/2016	Granted 2,013,423 shares of Common Stock pursuant to the Company’s Amended and Restated Incentive Compensation Plan	$0